[Letterhead of Sybase, Inc.]
May 16, 2007
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Sybase, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed on March 1, 2007 Form 8-K dated April 26, 2007 File No. 001-16493
Dear Ms. Collins:
Per our telephone conversation today, we are requesting an extension through June 6, 2007 for our response to the comments set forth in your letter of May 14, 2007 to Sybase’s President and Chief Executive Officer, John Chen. We are seeking such an extension since our Chief Accounting Officer is on vacation starting tomorrow for a week, and we would like to have adequate time to put together a full response upon his return from vacation.
Sincerely,
/s/ Daniel R. Carl
Daniel R. Carl
General Counsel
Cc: Jeff Ross, Dan Cohen